Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
October 17, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Amendment No. 2 to Registration Statement on Form S-4 File No. 333-126068 Filed October 14, 2005
Ladies and Gentlemen:
     Set forth below are the responses of Ensource Energy Income Fund LP (the “Partnership”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated October 5, 2005, with respect to the above referenced filing. All page references are to the version of Amendment No. 2 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very Truly Yours,
/s/ G. Michael O’Leary
G. Michael O’Leary

MEMORANDUM
General
1.	We reissue our prior comment 1 as it pertains to revised disclosure in the amended registration statement.

Response: We have made corresponding revisions in all places where your comments apply.
Front cover page
2.	Based on disclosure on page 1, it appears that holders of withdrawn units may participate in the exchange offer and therefore the special cash distribution, if they reconstitute their units and transfer them to the depository. Please clarify the disclosure on the front cover page to indicate the circumstances under which the exchange offer will be made open to holders of withdrawn units. Also, revise page 1 to clarify that you are extending the exchange offer to holders of withdrawn units who follow the correct procedures regarding reconstitution and deposit of their units.

Response: We have revised the front cover page to clarify that the exchange offer will be made open to holders of withdrawn units if they redeposit their withdrawn units with the depositary and validly tender their depositary units. We have made corresponding disclosure on page 1 of the prospectus.
Questions and Answers about the Exchange Offer, page 1
“If the Exchange Offer is Successfully Completed ..., page 17
3.	We partially reissue our prior comment 13. We note for example duplicative disclosure on pages 2 and 11 regarding the benefits you anticipate unitholders could receive as a result of your business plan and on pages 17 and 30 regarding the trustee’s fiduciary duties.

Response: We have revised the document to eliminate duplicative disclosure that appears in the Questions and Answers section.

4.	Given the possibility that the second step merger would not occur even after consummation of the exchange offer, please clarify the impact to the distributions of unitholders who participate in the exchange.

Response: We have revised the document under “What will Happen if the Trustee Does Not Consent to the Second-Step Merger?” on page 19 of the prospectus to clarify that the Partnership does not expect there to be a material impact on our business plan or our cash distribution policy if the second-step merger does not occur.

“Why is the Partnership Proposing ...,” page 2
5.	Revise the second paragraph to make reference to what your assets would be if the second-step merger is not approved by the trustee and to clarify that your plans are all qualified by your ability to effect the second-step merger.

Response: We have revised the second paragraph of “Why is the Partnership Proposing...” on page 3 of the prospectus to clarify that the Partnership would continue its business plan if the second-step merger did not occur although the business plan is based on the assumption that the second-step merger will occur. We have also clarified that, in such event, the Partnership’s assets would be comprised of the General Partner’s cash contribution of $20.05 million (less the expenses of the offering, estimated to total $8.6 million), not less than 2,950,001 NGT trust units and cash from sale of the zero coupon bonds underlying the depositary units accepted during the exchange offer.

6.	Rather than state that “it is [y]our understanding that NGT’s trust units do not generate UBTI”, please revise to definitively state whether or not the units generate unrelated business taxable income or explain to us why you can not make such a statement.

Response: We have revised the document to state that “According to the public SEC filings of NGT,” the trust units do not generate UBTI.
How would the Partnership Improve ...”, page 10
7.	We note on page 97, disclosure that your estimated expenses during 2004 would have exceeded those of NGT’s by approximately one million dollars. This disclosure should be included in your response in order to provide a more balanced discussion. Please revise the response accordingly.

Response: We have revised the document to include corresponding disclosure in the last sentence of “How Would the Partnership Improve...” on page 12 of the prospectus.
“If the Exchange Offer is successfully ...,” page 17
8.	Please clarify the “actions” you would take to cause the trustee to agree to the second-step merger.

Response: We have revised the document to clarify that if the trustee does not agree to the second-step merger, the Partnership could take action to cause the trustee to do so, including seeking judicial action, removing the trustee or replacing the trustee.
“What Will Happen to the Cash Distributions ..., page 20
9.	If you include reference to the distribution amount of “at least” $0.50 per trust unit, you must include more balanced disclosure that references the risks associated with the distribution. Please revise to include references to such risks.

Response: We have revised the document to remove the reference to distributions of “at least” $0.50 per common unit.
Conflicts of Interest, page 27
10.	Please advise us of the nature of any possible future engagement of the trustee.

Response: We have revised the document to disclose that future possible engagement of the trustee could include engaging the trustee as a possible commercial lender or as an underwriter for future offering of the Partnership’s securities.
Risk Factors, page 42
Risks Factors Related to Our Business and the Oil and Natural Gas Industry, page 43
“Our future distributions ...”, page 44
11.	Supplement your risk factor disclosure to include reference to the other restrictions and risks associated with your ability to provide future distributions as delineated on page 95.

Response: We have revised the document to supplement the risk factor “We may not have sufficient cash to enable us to pay...” on page 49 of the prospectus to include the restrictions and risks associated with the Partnership’s ability to provide future distributions as provided in the “Our Cash Distribution Policy and Restrictions on Distributions” section.
Risk Factors Related to Our General Partner, page 62
“Our General Partner and its management ...”, page 62
12.	Please remove the mitigating language regarding senior management’s past experiences that commences the risk factor disclosure under this heading.

Response: We have revised the document to remove the language referencing senior management’s past experience in the energy industry on page 65 of the prospectus.
Unaudited Pro Forma Condensed Combined Financial Statements of the Partnership, page 67
13.	We have read the revisions you provided in response to prior comment 59, and have the following additional suggestions:
•	Ensure that the partnership’s historical balance sheet date identified in the header on the columnar information, agrees with the financial statements.

•	Include a line item in the balance sheet for investments.

•	Include the debit for the allocation of purchase price to the investment in bonds in pro forma adjustment (a).

•	Include the credit for the sale of the bonds in pro forma adjustment (e).

•	Correct the cross referencing of the sub-adjustments included in pro forma adjustment (f), so that they correspond to the references in the related financial statements.

•	Provide additional details as to the component amounts and underlying methods of estimating such amounts for pro forma adjustments (g) and (h).
     Response:
•	We have revised the Partnership’s historical balance sheet date identified in the header on the columnar information in the prospectus, to match with the financial statements.

•	We have revised the prospectus to include a line item for investments in the Partnership’s balance sheet.

•	We have revised the document to include the debit for the allocation of purchase to the investment of bonds in pro forma adjustment (a), which is now pro forma adjustment (b) on page 74 of the prospectus.

•	We have revised the document to include the credit for the sale of the bonds in pro forma adjustment (e), which is now pro forma adjustment (f) on page 75 of the prospectus.

•	We have revised the document to correct the cross referencing of the sub-adjustments to correspond to the references in the financial statements in pro forma (f), which is now pro forma (g) on page 75 of the prospectus.

•	We have revised the document to include additional details regarding the component amounts and underlying methods of estimating such amounts for pro forma adjustments (g) and (h), which are now pro forma adjustments (h) and (i) on page 75 of the prospectus.
Our Cash Distribution Policy and Restrictions on Distributions, page 94
14.	We have read the revisions you provided in response to prior comment 48, and have the following additional suggestions:
•	Include a header on the tabular information presented on pages 69, 70 and 101 to indicate that the amounts you present are in thousands, if true.

•	Insert a tabular presentation of your pro forma available cash for fiscal 2004 and the twelve months ended June 30, 2005 to accompany your narrative description, to assist your readers’ understanding of the effects of the transaction. Please ensure that your reconciliation begins with historical amounts that agree with the NGT financial statements, and that you explain the reasons for any forward-looking adjustments that are not depicted in your pro forma information beginning on page 67.

•	Expand your disclosure indicating that your presentation does not comply with published authoritative guidelines for the preparation and presentation of prospective financial information to address the reasons you have not followed these guidelines, and to explain how your presentation would differ had you done so. We would like to understand the reasons you believe this is unnecessary.

•	Clarify the inconsistency between your definition of Estimated Consolidated Adjusted EBITDA on page 98, which indicates that it excludes interest income, with your tabular presentations of “Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA” (page 99) and “Unaudited Pro Forma Consolidated Available Cash” (page 101), which each include interest income in your determination of Estimated Consolidated Adjusted EBITDA.

•	Disclose the basis for selecting 2.75 percent as your assumed rate of return, and the sensitivity of your measures of estimated cash available for distribution to changes in that rate which are reasonably likely to occur. Also, since you have plans for acquiring net profits interests in oil and natural gas properties that have not yet come to fruition, elaborate on the criteria under which you will evaluate properties for acquisition in the future to ensure that earnings will exceed that which you would otherwise earn by investing in the U.S. government securities forming the basis for your estimates of cash available for distribution.

•	The table you present on page 101 appears to reflect estimates of future prices and levels of production that differ from historical experience. Tell us the reasons you believe this presentation should be retained in the document. It should be clear how you have determined that the prices and production levels assumed in that presentation are factually supportable.

•	On a related point, the table you show on page 99 should serve to convey the minimum level of EBITDA you would need to achieve in order to make the intended distributions. This would take the form of reconciling that EBITDA figure to the estimated cash necessary to make the intended distribution, while factoring in cash items that you anticipate during the twelve months extending beyond the most recent period for which you have historical information in the document, which would not otherwise be reflected in the measure of EBITDA.

•	Expand your disclosure to explain the effects that subordinated units, including the expected timing of their conversion, are expected to have on your cash distribution policy. Also expand your disclosure under points (e) and (c), on pages 100 and 101, to clarify whether not giving effect to incentive distributions payable to your General Partner is consistent with your expectations regarding the likelihood that such distributions will actually be made.

•	Clarify that the Partnership has no prior operating history and, as such, you do not have a historical basis upon which to rely, with respect to whether you will have sufficient available cash to pay the stated distribution amount.
     Response:
•	We have revised the document to include a header on the tabular information to indicate that the amounts presented are in thousands.

•	We have revised the document to include a tabular presentation of pro forma available cash for fiscal year 2004 and the twelve months ended June 30, 2005 on page 102 of the prospectus. The reconciliation includes a column with NGT historical amounts and an explanation of forward-looking statements contained therein.

•	Please see the disclosure that has been added on page 100 in response to this comment. In addition, we refer you to substantially similar disclosure regarding corresponding presentations in each of the recent MLP filings below:
•	Inergy Holdings L.P., Rule 424(b)(4) prospectus filed on June 20, 2005 (Commission File No. 333-122466) – please refer to the last paragraph on page 45 of the prospectus.

•	Enterprise GP Holdings LP, Rule 424(b)(4) prospectus filed on August 23, 2005 (Commission File No. 333-124320) – the last paragraph on page 44 of the prospectus under the caption “Estimated Consolidated Adjusted EBITDA;”

•	Williams Partners, LP, Rule 424(b)(4) prospectus filed on August 17, 2005 (Commission File No. 333-124517) – the third full paragraph on page 34 under the caption entitled “Minimum Estimated EBITDA Excluding Investment in Discovery for the Twelve-Month Period Ending June 30, 2006;”

•	Registration Statement on Form S-1/A of Energy Transfer Equity, LP, dated October 13, 2005 (Commission File No. 333-128332) – the first full paragraph of the prospectus included therein under the caption “ETE’s Cash Distribution Policy;”

•	Registration Statement on Form S-1 of Refining Energy Partners, L.P., dated September 15, 2005 (Commission File No. 333-128332) – the third full paragraph on page 37 of the prospectus included therein under the caption “Financial Forecast for the Twelve Months Ending December 31, 2006;” and

•	Registration Statement on Form S-1/A of Boardwalk Pipeline Partners, LP, dated October 12, 2005 (Commission File No. 333-127578) – the final paragraph on page 46 of the prospectus included therein under the caption entitled “Our Initial Distribution Rate.”
     None of the filings referred to above includes the expanded disclosure so requested and presented.
•	We have revised the document to clarify the inconsistency. As reflected in the table on page 104, we are using the term Estimated Available Cash of the Partnership for 2006, which is the sum of our Estimated Consolidated Adjusted EBITDA and Estimated Cash Interest Income. Please see the revised presentation on pages 104-105.

•	We have disclosed the bases for selecting the rate of 4.09% as the assumed rate of return on cash balances at the fourth and fifth bullet points under the caption “Assumptions and Considerations” on page 108. We have added a cross reference at note (iv) on page 105 to the description of the criteria under which the Partnership will evaluate properties for acquisition in the future under the section “Partnership Business and Properties—Our Growth Strategy—Acquisition Criteria” on page 125 of the prospectus.

•	We believe the table presented on page 106 of the prospectus is necessary because in order to estimate the revenues from the legacy net profits interests that the Partnership will have in 2006 to pay distributions of $0.50 through 2006, we have to estimate future production attributable to those legacy assets. We believe the table is historical production information for NGT since its inception is publicly available, and NGT published a reserve report of the estimated reserves attributable to the legacy assets at December 31, 2004. We used this information to estimate production for 2006. We also have financial information for the strip prices under the gas purchase contract which enables us to estimate future production. In addition, we have available to us the Henry Hub Average Spot Price for 2006 and have used that information to estimate future production. Based upon the historical financial information and our estimates, we believe the estimates in the table are reasonable and necessary for investors if the future estimate is to be furnished to them. We have revised the disclosures on pages 105, 107 and 108 to clarify our assumptions about “future production and prices” and to include a sensitivity to changes therein.

•	We have revised the table in the document on page 104 of the prospectus to disclose the estimated available cash of the Partnership for 2006, which is the minimum amount of cash required for the Partnership to pay distributions at the initial distribution rate.

•	We have revised the document to explain the effects the conversion of the subordinated units will have on the Partnership cash distribution policy. As we have deleted the excess amount (other than to reconcile Estimated Available Cash for 2006 to the minimum amount necessary to pay distributions at the $0.50 initial quarterly distribution rate) we have not included the clarification regarding incentive distributions.

•	We have revised page 107 of the document to clarify that the Partnership has no prior operating history and no historical financial information to rely on with respect to whether the Partnership will have sufficient available cash to pay the stated distribution amount.
Financial Statements
15.	The information that appears on page 205 appears to be a residual of disclosure relocated to pages 67 and 68, which you may wish to remove.

Response: We have revised the document to remove the disclosure in response to your comment.

16.	Please advise your auditors to revisit the entity references made in the opinion paragraphs on pages F-26 and F-30, as they do not agree with the identifying information that appears in the addresses or opening paragraphs. Also, the date of the balance sheet on page F-31 does not agree with the date referenced in the audit opinion.

Response: The references on pages F-26 and F-30 have been revised. We have revised the date of the balance sheet on page F-31 to correspond with the date referenced in the audit opinion.

17.	It appears you will need to update the financial statements of Ensource Energy Income Fund LP, and Ensource Energy Partners, LP to comply with the guidance in Rule 3-12 of Regulation S-X.

Response: We have revised the document to include updated financial statements of the Partnership and Ensource Energy Partners, LP to comply with the guidance in Rule 3-12 of Regulation S-X.

Engineering Comments
Questions and Answers, page 1
“How Would the Partnership Improve the Situation in Relation to NGT’s Legacy Assets?” page 10
18.	You state that by implementing a risk management program under the current commodity pricing environment you may be able to reduce the combined effect of declining production and escalating expenses. It appears that the current commodity pricing environment in general is one of increasing prices and implementing such a policy in this environment would actually limit gains below those which would be experienced if such a policy were not in effect. Please expand your disclosure to include this information.

Response: We have revised the document on page 12 of the prospectus to disclose that the Partnership plans to implement a risk management program that could involve the purchase of natural gas put options or entering into one or more costless collars. Either strategy would effectively put a floor price on the volumes attributable to the legacy assets but would not provide a cap.
Exhibits: Ryder Scott Company Reserve Report, page A-1
19.	We re-issue the previous comment. The report states that Eastern American Natural Gas Trust requested for the purpose of the Ryder Scott report that Ryder Scott include Royalty NPI calculated beyond the Liquidation Date of May 15, 2013, even though by the terms of the Trust Agreement the Royalty NPI will be sold by the Trustee on or about this date. Please tell us the materiality of the Royalty NPI and reserves that are represented by reserve quantities that are not estimated to be recovered until after the estimated date of sale by the Trustee.

Response: Partnership management currently estimates that of the approximately 11.5 MMcf of reserves reported by NGT to be attributable to the Royalty NPI at December 31, 2004, up to approximately 3.5 MMcf will be produced after 2013. The Partnership has not been provided access to the full reserve report reflecting estimated yearly production, so the foregoing estimate is based on management’s analyses. The estimated 3.5 MMcf constitutes approximately 19% of the total estimated reserves attributable to NGT’s legacy assets at December 31, 2004. Set forth on page 136 are NGT’s reported reserve estimates as of December 31, 2004. In response to this comment, additional disclosure has been added on page 52 and 53 under “Risk Factors—Risk Factors Related to Our Business and the Oil and Natural Gas Industry.”